

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via E-mail</u>
Mr. Peter Klamka, President
WTTJ, Inc.
1000 Country Club Road
Ann Arbor, MI 48105

> **Re: WTTJ, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2012**
> **File No. 333-181197**

Dear Mr. Klamka:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Mr. Peter Klamka
WTTJ Corp.
May 31, 2012
Page 2

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We note that you have filed the financial statements required by Regulation S-X and the related report of your independent registered public accounting firm as exhibits to your registration statement. Please be sure that your revised filing includes all financial statements meeting the requirements of Regulation S-X in the prospectus and not as exhibits. See paragraph (e) of Item 11 of Form S-1.

Prospectus Cover Page

3. The prospectus cover page and the prospectus summary state that the offering price will be a fixed $.15 per share, but the plan of distribution section indicates that once a market has been developed for our common stock, the shares may be sold at prices related to such prevailing market prices, at negotiated prices or at fixed prices. Please reconcile the discrepancy.

Risk Factors

General

4. Please include risk factor disclosure informing potential investors that you have not conducted an evaluation of the effectiveness of your internal controls over financial reporting. In addition, consistent with paragraphs (a) and (b) of Item 308 of Regulation S-K, revise to indicate that you will not be required to conduct any such evaluation until your second annual report. Such disclosure should address the resulting risks to potential investors created by these circumstances.

5. As a related matter, clearly indicate that you will be exempt from the auditor attestation requirements concerning any report provided by your management regarding the effectiveness of your internal controls over financial reporting so long as you are a smaller reporting company. Potential investors should also be informed that you will continue to be exempt from the auditor attestation requirements even if you no longer qualify as a smaller reporting company so long as you meet the qualifications of an emerging growth company as defined in the Jumpstart Our Business Startups Act.

6. Given that you report 30 shareholders of record as of April 20, 2012, it appears reasonably likely that you will have less than 300 hundred record holders at your next fiscal year end and at the conclusion of this offering. Tell us what consideration you gave to informing investors that you may subsequently elect to terminate the registration of your common stock under the Exchange Act pursuant to Exchange Act Rule 12g-4. The possibility of such termination appears to be a material risk that should be addressed together with a discussion the consequences of any such termination of registration for potential investors.

Selling Shareholders

7. Please revise to identify the natural person(s) who exercise sole or shared voting and dispositive powers over the shares held of record by legal entities that are being registered for resale. See Regulation S-K Compliance and Disclosure Interpretation No. 140.02.

Security Ownership of Certain Beneficial Owners and Management

8. Please revise so as to identify the natural person(s) holding sole or shared voting and dispositive power over the shares held of record by Barton PK, LLC. In this regard, we note that Peter Klamka, your sole officer and director is the managing Partner of Barton PK, LLC. We also note that the members of Barton PK consist of two members of Mr. Klamka's family. You should identify the family members that are members of Barton PK and describe their relation to Mr. Klamka.

Where You Can Find More Information

9. Please eliminate the phrase "in all respects" from the fourth sentence.

Signatures

10. Revise so that your document is signed by the registrant. Beneath the registrant's name include the typed signature of the person signing on behalf of the registrant and indicate each capacity in which such person signs on behalf of the registrant.

11. In addition, immediately following the signature of the registrant and the signature of the person signing on the registrant's behalf, include the language set forth in the second signature block of Form S-1, and immediately thereafter, include the signatures of the individual(s) serving in the capacities set forth in Instruction 1 to Signatures of Form S-1.

Exhibits

12. You indicate by way of footnote to your exhibit index that Exhibits 3.1 and 3.2 were previously filed, but you do not identify the document(s) with which these exhibits were

previously filed. For any exhibits that not filed with this registration statement, but were included as exhibits to a prior filing, identify the prior filing by form type, Commission file number and date of filing. In addition, you should expressly indicate that such exhibits are incorporated by reference. See paragraph (d) of Rule 411.

<u>Exhibit 5</u>

13.   We note that the second paragraph of counsel's legality opinion opines on 151,000 shares of common stock to be offered pursuant to this registration statement. Your registration statement and the first paragraph of the legality opinion, however, relates to the offering of 154,000 shares of common stock. Please provide a revised legality opinion that refers to the correct number of shares covered by this registration statement.

14.   In addition, given the statement included on the cover page of your registration statement that the amount of shares listed in the registration fee table represents common shares currently outstanding to be sold by the selling shareholders, it is unclear why your legality opinion states that shares being offered and sold in this offering "will, when sold be legally issued, fully paid and non-assessable." Please be sure that your revised legality opinion is consistent with the nature of this offering and the status of the shares being offered as described in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any questions. Should you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Kevin M. Murphy Esq.